Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE RESTATED CERTIFICATE OF "PETZEY TECHNOLOGY, INC.",

FILED IN THIS OFFICE ON THE TENTH DAY OF JANUARY, A.D. 2020, AT

6:42 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE

NEW CASTLE COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

6534859 8100
SR# 20200216992

Authentication: 202175724
Date: 01-13-20

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:42 PM 01/10/2020
FILED 06:42 PM 01/10/2020
SR 20200216992 - File Number 6534859

FIRST AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

PETZEY TECHNOLOGY, INC.

Mike Ortega hereby certifies that:

ONE: He is the duly elected and acting Chief Executive Officer of Petzey Technology, Inc., a Delaware corporation. The date of filing of said corporation's original Certificate of Incorporation with the Delaware Secretary of State is September 6, 2017.

TWO: The resolutions amending and restating the corporation's Certificate of Incorporation, were duly adopted in accordance with the provisions of Sections 245 and 242 of the General Corporation Law of the State of Delaware by the directors and stockholders of the corporation.

The Certificate of Incorporation of the corporation is hereby amended and restated to read in its entirety as follows:

ARTICLE 1.

The name of the corporation (the "**Corporation**") is Petzey Technology, Inc.

ARTICLE 2.

The address of the registered office of the Corporation in the State of Delaware and the County of New Castle is 251 Little Falls Drive, Wilmington, Delaware 19808, and the name of its registered agent at that address is Corporation Service Company.

ARTICLE 3.

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE 4.

A. Classes of Stock. The Corporation is authorized to issue two classes of stock to be designated, respectively, Preferred Stock ("**Preferred Stock**") and Common Stock ("**Common Stock**"). The total number of shares of capital stock that the Corporation is authorized to issue is Thirty Million Five Hundred Thousand (30,500,000). The total number of shares of Preferred Stock that the Corporation is authorized to issue is Five Million Five Hundred Thousand (5,500,000). The total number of shares of Common Stock that the Corporation is authorized to issue is Twenty-Fifty Million (25,000,000). The Preferred Stock shall have a par value of $0.00001 per share and the Common Stock shall have a par value of $0.00001 per share.

The Preferred Stock shall be divided into series. The first series shall consist of Five Million Five Hundred Thousand (5,500,000) shares and is designated "**Series Seed Preferred Stock**."

B. Rights, Preferences and Restrictions of Preferred Stock. The powers, preferences, rights, restrictions, and other matters relating to the Preferred Stock are as follows:

1. Dividends.

a. The holders of the Series Seed Preferred Stock shall be entitled to receive dividends at the rate of $0.03688 per share of the Series Seed Preferred Stock (as adjusted for any stock dividends, combinations or splits with respect to such shares) per fiscal year payable out of any assets legally available therefor. Such dividends shall be payable only when, as, and if declared by the Board of Directors of the Corporation (the "**Board of Directors**") and shall be non-cumulative.

b. No dividends (other than those payable solely in the Common Stock of the Corporation) shall be declared or paid on any shares of Common Stock of the Corporation during any fiscal year of the Corporation until dividends at the rate of $0.03688 per share on the Series Seed Preferred Stock (as adjusted for any stock dividends, combinations or splits with respect to such shares) shall have been paid or declared and set apart during that fiscal year and any prior year in which dividends were declared but remain unpaid. After payment of any such dividends, any additional dividends shall be distributed among the holders of Series Seed Preferred Stock and Common Stock pro rata based on the number of shares of Common Stock then held by each holder (assuming conversion of all Series Seed Preferred Stock into Common Stock).

2. Liquidation Preference. In the event of any Deemed Liquidation Event (as defined below), either voluntary or involuntary, the assets and funds of the Corporation legally available for distribution, if any, shall be distributed to the stockholders of the Corporation in the following manner:

a. The holders of the Series Seed Preferred Stock shall be entitled to receive prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to $0.6146 per share of Series Seed Preferred Stock (as adjusted for any stock dividends, recapitalizations, combinations or splits with respect to such shares) (the "**Original Series Seed Issue Price**") plus all declared but unpaid dividends on each such share, for each share of Series Seed Preferred Stock then held by them. If the assets and funds legally available for distribution among the holders of the Series Seed Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series Seed Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive under this Section 2(a).

b. After payment to the holders of the Preferred Stock of the amounts set forth in Section 2(a) above, the entire remaining assets and funds of the Corporation legally available for distribution, if any, shall be distributed among the holders of the Common Stock in proportion to the shares of Common Stock then held by them.

c. For purposes of this Section 2, (i) any acquisition of the Corporation by means of merger or other form of corporate reorganization in which outstanding shares of the Corporation are exchanged for securities or other consideration issued, or caused to be issued, by the acquiring corporation or its subsidiary (other than a mere reincorporation transaction) and pursuant to which the holders of the outstanding voting securities of the corporation immediately prior to such merger or other form of corporate reorganization fail to hold equity securities representing a majority of the voting power of the corporation or surviving entity immediately following such merger or other form of corporate reorganization, (ii) a sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation, of all or substantially all of the assets or intellectual property of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets or intellectual property of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation, or (iii) any transaction or series of related transactions (including without limitation a share purchase, share exchange or tender offer) by which the Corporation's stockholders of record as constituted immediately prior to such transaction or series of related transactions fail to hold more than fifty percent (50%) of the voting securities of the Corporation immediately following the consummation of such transaction or series of related transactions (but excluding for this purpose the sale of voting securities to investors in a bona fide capital raising transaction) and (iv) any liquidation, dissolution or winding up of the Corporation shall be defined as a "**Deemed Liquidation Event**" and shall entitle the holders of Preferred Stock to receive the amounts specified in this Section 2. A Deemed Liquidation Event may be waived upon the election of the holders of a majority of the outstanding shares of Preferred Stock, voting as a single class on an as-converted basis.

d. Whenever the distribution provided for in this Section 2 shall be payable in property other than cash, the value of such distribution shall be the fair market value of such property as determined in good faith by the Board of Directors. Whenever the distribution provided for in this Section 2 shall be payable in securities, such securities shall be valued as follows:

(i) Securities not subject to investment letter or other similar restrictions on free marketability:

(A)   If traded on a securities exchange, the value shall be deemed to be the average of the closing prices of the securities on such exchange over the thirty (30) day period ending three (3) days prior to the closing;

(B)   If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the thirty (30) day period ending three (3) days prior to the closing; and

(C)   If there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors.

(ii) The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above to reflect the approximate fair market value thereof as determined in good faith by the Board of Directors.

(iii) The foregoing methods for valuing non-cash consideration to be distributed in connection with a Deemed Liquidation Event shall, upon approval by the stockholders of the definitive agreements governing a Deemed Liquidation Event, be superseded by any determination of such value set forth in the definitive agreements governing such Deemed Liquidation Event.

e.   The Corporation shall give each holder of record of Preferred Stock written notice of any impending Deemed Liquidation Transaction not later than twenty (20) days prior to the stockholders' meeting called to approve such Deemed Liquidation Transaction, or twenty (20) days prior to the closing of such Deemed Liquidation Transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such Deemed Liquidation Transaction. The first of such notices shall describe the material terms and conditions of the impending Deemed Liquidation Transaction. Unless such notice requirements are waived, the Deemed Liquidation Transaction shall not take place sooner than twenty (20) days after the Corporation has given the first notice provided for herein or sooner than ten (10) days after the Corporation has given notice of any material changes. Notwithstanding the other provisions of this Certificate, all notice periods or requirements in this Certificate may be shortened or waived, either before or after the action for which notice is required, upon the vote or written consent of the holders of a majority of the Corporation's outstanding Preferred Stock voting as a single class on an as-converted basis, that are entitled to such notice rights.

f.   In the event that the requirements of Section 2 are not complied with, the Corporation shall forthwith either cause the closing of the Deemed Liquidation Transaction to be postponed until the requirements of this Section 2 have been complied with, or cancel such Deemed Liquidation Transaction, in which event the rights, preferences, privileges and restrictions of the holders of Preferred Stock shall revert to and be the same as such rights, preferences, privileges and restrictions existing immediately prior to the date of the first notice referred to in Section 2.

3.   <u>Redemption</u>.   The Series Seed Preferred Stock shall not be redeemable.

4.   <u>Voting Rights</u>.

a.   On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of shares of the Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock could be converted as of the record date for determining stockholders entitled to vote on such matter and shall have voting rights and powers equal to the voting rights and powers of the Common Stock (except as otherwise expressly provided herein or as required by law, voting together with the Common Stock as a single class) and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded down to the nearest whole number. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class.

b. The number of directors which shall constitute the whole Board of Directors shall be fixed from time to time by, or in the manner provided in, the Bylaws or in an amendment thereof duly adopted by the Board of Directors or by the stockholders or by resolution of the Board of Directors. The holders of Common Stock, voting together as a single class on an as-converted basis, shall be entitled to elect three (3) members of the Board of Directors at each meeting or pursuant to each consent of the Corporation's stockholders for the election of directors and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors. So long as at least a majority of the authorized shares of Series Seed Preferred Stock are outstanding, the holders of Series Seed Preferred Stock, voting as a separate class, shall be entitled to elect one (1) member of the Board of Directors at each meeting or pursuant to each consent of the Corporation's stockholders for the election of directors and to remove from office such director and to fill any vacancy caused by the resignation, death or removal of such director. The holders of Common Stock and Preferred Stock, voting together as a single class on an as converted basis, shall elect the additional directors, if any, at each meeting or pursuant to each consent of the Corporation's stockholders for the election of directors and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors.

5. Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

a. Right to Convert. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as provided herein. The number of shares of Common Stock to which a holder of Preferred Stock shall be entitled upon conversion of a share of Preferred Stock shall be determined by dividing, in the case of the Series Seed Preferred Stock, the Original Series Seed Issue Price by the Conversion Price for the Series Seed Preferred Stock (the "**Series Seed Conversion Price**"), determined as hereafter provided, in effect on the date the certificate is surrendered for conversion. "**Conversion Price**" shall initially mean, with respect to the Series Seed Preferred Stock, the Original Series Seed Issue Price, and shall be subject to adjustment as hereinafter provided.

b. Automatic Conversion. Each share of Preferred Stock shall automatically be converted into shares of Common Stock at the then effective Conversion Price upon the earlier of (i) the date specified by written consent or agreement of holders of at least a majority of the shares of Preferred Stock then outstanding, voting as a single class on an as-converted basis, or (ii) immediately prior to the closing of the sale of the Corporation's Common Stock in a firm commitment, underwritten public offering registered under the Securities Act of 1933, as amended (the "**Securities Act**"), in which the aggregate proceeds to the Corporation

5

(before deduction for underwriters' discounts and expenses relating to the issuance, including without limitation fees of the Corporation's counsel) exceeds Fifteen Million Dollars ($15,000,000) (a "**Qualified IPO**").

c.   Mechanics of Conversion.

(1) Before any holder of Preferred Stock shall be entitled to convert the same into shares of Common Stock, the holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for such stock, and shall give written notice to the Corporation at such office that such holder elects to convert the same and shall state therein the name or names in which he wishes the certificate or certificates for shares of Common Stock to be issued; provided however that in the event of an automatic conversion pursuant to Section 5(b) hereof, such conversion shall be deemed to have been made on the conversion date described in the stockholder consent approving such conversion, and the person entitled to receive shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holders of such shares of Common Stock as of such date, whether or not the certificates representing such shares are surrendered to the Corporation or the transfer agent; and provided further, however, that if the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, the Corporation shall be obligated to issue certificates evidencing shares of Common Stock issuable upon such conversion.   The Corporation shall, as soon as practicable thereafter, (i) issue and deliver at such office to such holder of Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid and (ii) pay in cash or, to the extent sufficient funds are not then legally available therefor, in Common Stock (at the Common Stock's fair market value determined by the Board), any declared and unpaid dividends on the shares of Preferred Stock being converted.   Such conversion shall be deemed to have been made immediately prior to the close of business on the date of surrender of the shares of Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date.

(2) If the conversion is in connection with an underwritten offering of securities pursuant to the Securities Act, the conversion may, at the option of any holder tendering shares of Preferred Stock for conversion, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event the person(s) entitled to receive the Common Stock upon conversion of the Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities.

d.   Adjustments for Issuance of Additional Equity Securities:

(i)   Special Definitions. For purposes of this Section 5(d), the following definitions shall apply:

(A) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(B) "**Original Issue Date**" shall mean the date on which a share of Series Seed Preferred Stock was first issued.

(C) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock.

(D) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Section 5(d)(iii) below, deemed to be issued) by the Corporation after the Original Issue Date, other than "**Exempted Securities**", defined as shares of Common Stock issued or issuable:

(I) upon the conversion of shares of Series Seed Preferred Stock or as a dividend or distribution on the Series Seed Preferred Stock;

(II) pursuant to the acquisition of another corporation or entity, or business, properties, assets or technologies by the Corporation by way of merger, stock for stock exchange, or other reorganization or recapitalization, or purchase of such business, properties, assets or technologies by the Corporation, or a joint venture agreement, in each case on terms approved by the Board of Directors;

(III) upon exercise of any Options or Convertible Securities that are outstanding as of the Original Issue Date;

(IV) pursuant to stock options or restricted stock awards granted to officers, directors or employees of, or consultants to, the Corporation or a subsidiary any stock option plan or incentive stock arrangement of the Corporation, in each case as approved by the Board of Directors;

(V) upon the closing of a Qualified IPO;

(VI) by reason of a dividend, stock split, split-up or other distribution of shares of Common Stock for which adjustment is otherwise made pursuant to this Section 5;

(VII) in connection with joint ventures, sponsored research, collaboration, technology license, development projects or other similar arrangements or strategic partnerships approved by the Board Directors;

(VIII) to leasing companies, landlords, company advisors, lenders and other providers of goods or services, in each case on terms approved by the Board of Directors; or

(IX) in connection with transactions where the exclusion of such issuance from the definition of "Additional Shares of Common" is approved by the holders of a majority of the Company's outstanding Preferred Stock.

(ii) No Adjustment of Conversion Price. No adjustment in the applicable Conversion Price shall be made, unless the consideration per share (determined pursuant to Section 5(d)(v)) for an Additional Share of Common Stock issued or deemed to be issued by the Corporation is less than the applicable Series Seed Conversion Price in effect on the date of, and immediately prior to, the issue of such Additional Shares.

(iii) Issue of Securities Deemed Issue of Additional Shares of Common Stock. If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto without regard to any provision contained therein designed to protect against dilution) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date, provided that Additional Shares of Common Stock shall not be deemed to have been issued unless the consideration per share (determined pursuant to Section 5(d)(v) hereof) of such Additional Shares of Common Stock would be less than the applicable Series Seed Conversion Price in effect on the date of, and immediately prior to, the deemed issuance, or such record date, as the case may be, provided further that in any such case in which Additional Shares of Common Stock are deemed to be issued:

(A) No further adjustment in any Conversion Price shall be made upon the subsequent issue of Convertible Securities or shares of Common Stock upon the exercise of such Options or conversion or exchange of such Convertible Securities;

(B) If such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any increase in the consideration payable to the Corporation, or decrease in the number of shares of Common Stock issuable upon the exercise, conversion or exchange thereof the applicable Conversion Prices computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon any such increase or decrease becoming effective, be recomputed to reflect such increase or decrease insofar as it affects such Options or the rights of conversion or exchange under such Convertible Securities;

(C) Upon the expiration of any such Options or rights, the termination of any such rights to convert or exchange or the expiration of any options or rights related to such convertible or exchangeable securities, the Conversion Prices to the extent in any way affected by or computed using such options, rights or securities, shall be recomputed to reflect the issuance of only the number of shares of Common Stock (and convertible or exchangeable securities which remain in effect) actually issued upon the exercise of such options or rights, upon the conversion or exchange of such securities or upon the exercise of the options or rights related to such securities;

(D)   No readjustment pursuant to clause (B) or (C) above shall have the effect of increasing any Conversion Price to an amount which exceeds the lower of (a) the Series Seed Conversion Price on the original adjustment date and (b) the Series Seed Conversion Price that would have resulted from any issuance of Additional Shares of Common Stock between the original adjustment date and such readjustment date;

(E)   In the case of any Options which expire by their terms not more than ninety (90) days after the date of issue thereof, no adjustments of the Conversion Price shall be made until the expiration or exercise of all such Options issued on the same date, whereupon such adjustment shall be made in the manner provided in clause (C) above; and

(F)   If such record date shall have been fixed and such Options or Convertible Securities are not issued on the date fixed therefore, the adjustments previously made in the Conversion Price which became effective on such record date shall be cancelled as of the close of business on such record date, and thereafter the Conversion Price shall be adjusted pursuant to this subsection 5(d)(iii) as of the actual date of their issuance.

(iv)   Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. Subject to the provisions of Section 5(d)(ii) above, in the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 5(d)(iii), but excluding shares issued as a dividend or distribution as provided in Section 5(d) or upon a stock split or combination as provided in Section 5(e)), without consideration or for a consideration per share less than the Series Seed Conversion Price in effect on the date of and immediately prior to such issue, then and in such event, such Series Seed Conversion Price shall be reduced concurrently with such issue to a price (calculated to the nearest cent) determined by multiplying the Series Seed Conversion Price by a fraction, (x) the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of shares of Common Stock which the aggregate consideration received by the Corporation for the total number of Additional Shares of Common Stock so issued would purchase at the Series Seed Conversion Price and (y) the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of such Additional Shares of Common Stock so issued, provided that for the purposes of this subsection 5(d)(iv), the "number of shares of Common Stock outstanding" shall be deemed to include all shares of Common Stock issued and issuable upon exercise, conversion or exchange of all outstanding Options and Convertible Securities.

(v)   Determination of Consideration. For purposes of this Section 5(d), the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(A)   Cash and Property. Such consideration shall:

(I)   insofar as it consists of cash, be computed at the aggregate of cash received by the Corporation, excluding amounts paid or payable for accrued interest or accrued dividends;

(II)   insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

(III)   in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (I) and (II) above, as determined in good faith by the Board of Directors.

(B)   Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 5(d)(iii), relating to Options and Convertible Securities, shall be determined by dividing:

(x)   the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein designed to protect against dilution) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(y)   the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein designed to protect against dilution) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

e.   Adjustments to Conversion Prices for Stock Dividends and for Combinations or Subdivisions of Common Stock. In the event that this Corporation at any time or from time to time after the date on which a share of Preferred Stock was first issued shall declare or pay, without consideration, any dividend on the Common Stock payable in Common Stock or in any right to acquire Common Stock for no consideration, or shall effect a subdivision of the outstanding shares of Common Stock into a greater number of shares of Common Stock (by stock split, reclassification or otherwise than by payment of a dividend in Common Stock or in any right to acquire Common Stock), or in the event the outstanding shares of Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, then the Conversion Price for any series of Preferred Stock in effect immediately prior to such event shall, concurrently with the effectiveness of such event, be proportionately decreased or increased, as appropriate. In the event that this Corporation shall declare or pay, without consideration, any dividend on the Common Stock payable in any right to acquire Common Stock for no consideration, then the Corporation shall be deemed to have made a dividend payable in Common Stock in an amount of shares equal to the maximum number of shares issuable upon exercise of such rights to acquire Common Stock.

f. <u>Adjustments for Reclassification and Reorganization</u>. If the Common Stock issuable upon conversion of the Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for in Section 5(e) above or a merger or other reorganization referred to in Section 2(c) above), the Conversion Price then in effect shall, concurrently with the effectiveness of such reorganization or reclassification, be proportionately adjusted so that the Preferred Stock shall be convertible into, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive, a number of shares of such other class or classes of stock equivalent to the number of shares of Common Stock that would have been subject to receipt by the holders upon conversion of the Preferred Stock immediately before that change.

g. <u>Certificates as to Adjustments</u>. Upon the occurrence of each adjustment or readjustment of any Conversion Price pursuant to this Section 5, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Preferred Stock a certificate executed by the Corporation's President or a Vice President setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price for such series of Preferred Stock at the time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of the Preferred Stock.

h. <u>Notices of Record Date</u>. In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, the Corporation shall mail to each holder of Preferred Stock, at least twenty (20) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right. Notwithstanding the other provisions of this Certificate, all notice periods or requirements in this Certificate may be shortened or waived, either before or after the action for which notice is required, upon the vote or written consent of the holders of a majority of the Corporation's outstanding Preferred Stock voting as a single class on an as-converted basis, that are entitled to such notice rights.

i. <u>Reservation of Stock Issuable Upon Conversion</u>. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate.

j. <u>Fractional Shares</u>. No fractional share shall be issued upon the conversion of any share or shares of Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of a fraction of a share of Common Stock, the Corporation shall, in lieu of issuing any fractional share, pay the holder otherwise entitled to such fraction a sum in cash equal to the fair market value of such fraction on the date of conversion (as determined in good faith by the Board of Directors).

k. <u>Notices</u>. Any notice required by the provisions of this Section 5 to be given to the holders of shares of Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of the Corporation.

l. <u>Waiver of Adjustment to Conversion Price</u>. Notwithstanding anything herein to the contrary, any downward adjustment of the Conversion Price of any series of Preferred Stock may be waived, either prospectively or retroactively and either generally or in a particular instance, only by the consent or vote of the holders of a majority of the outstanding shares of such series of Preferred Stock. Any such waiver shall bind all future holders of shares of such series of Preferred Stock.

6. <u>Protective Provisions</u>. So long as at least fifty percent (50%) of the originally issued shares of Preferred Stock are outstanding, the Corporation shall not, whether by amendment, merger, consolidation or otherwise, without first obtaining the approval (by vote or written consent as provided by law) of holders of more than fifty percent (50%) of the then outstanding shares of Preferred Stock:

a. amend, alter or repeal any provision of, or add any provision to, the Certificate of Incorporation or the Bylaws of the Corporation that adversely affects the Preferred Stock;

b. increase the number of shares of Preferred Stock that the Corporation shall have the authority to issue;

c. create or authorize the creation of, or issue, designate, or obligate itself to issue any new class or series of equity securities of the Corporation (including any security convertible into or exchangeable for any such new class or series of equity security) having rights, preferences or privileges which are senior to any of the rights preferences or privileges of the Series Seed Preferred Stock, or having voting rights other than those granted to the Series Seed Preferred Stock;

d. declare a dividend or other distribution on the Corporation's capital stock;

e. repurchase or redeem shares of the Corporation's stock, except in connection with the Corporation's repurchase of, or the exercise by the Corporation of rights of repurchase or first refusal with respect to, shares of Common Stock issued to or held by employees, consultants, officers or directors of the Corporation upon termination of their employment or services at the lower of the original purchase price or the then-current fair market value thereof, and pursuant to agreements providing for the right of said repurchase or first refusal, as applicable;

f. authorize or consummate any Deemed Liquidation Event;

g. sell, license, encumber or dispose of either all or substantially all of the Corporation's assets, technology or intellectual property;

h. adopt or amend any Corporation equity incentive plan;

i. increase or decrease the authorized size of the Board of Directors;

j. authorize any reclassification or recapitalization of the outstanding capital stock of the Corporation; or

k. enter into any contract or transaction with any director or officer of the Corporation, or any corporation, partnership, association or other organization of which any director or officer of the Corporation is a director or officer, or in which such person has a financial interest, other than in the ordinary course of business in connection with such person's employment or service as an officer or director with the Corporation, unless approved by the Board of Directors (including a majority of the disinterested directors).

ARTICLE 5.

A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. If the Delaware General Corporation Law is amended after approval by the stockholders of this Article to authorize corporate action further eliminating or limiting the personal liability of directors then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article 5 by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

ARTICLE 6.

Election of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide. The right to cumulate votes in the election of Directors shall not exist with respect to shares of stock of the Corporation.

ARTICLE 7.

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

ARTICLE 8.

Except as otherwise provided in this First Amended and Restated Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation; provided however, that the grant of such power to the Board of Directors shall neither divest the stockholders of power nor limit their power.

ARTICLE 9.

The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this First Amended and Restated Certificate of Incorporation) an affirmative vote of the holders of a majority of the capital stock of the Corporation, irrespective of Section 242(b)(2) of the Delaware General Corporation Law.

ARTICLE 10.

To the fullest extent permitted by applicable law, this Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers, employees and other agents of this Corporation (and any other persons to which General Corporation Law permits this Corporation to provide indemnification) through bylaw provisions, agreements with such agent, director, officer, employee or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law, subject only to limits created by applicable General

Corporation Law (statutory or non-statutory), with respect to actions for breach of duty to this Corporation, its stockholders, and others.

Any amendment, repeal or modification of the foregoing provisions of this Article 10 by amendment, operation of law or otherwise, or the adoption of any provision of this Certificate of Incorporation inconsistent with this Article 10, shall not adversely affect any right or protection of a director, officer, agent, or other person existing at the time of, or increase the liability of any director of this Corporation with respect to, any acts or omissions of such director, officer or agent occurring, or any cause of action, suit or claim, that but for this Article 10 could accrue or arise, prior to, such amendment, repeal or modification or adoption of any inconsistent provision.

ARTICLE 11.

The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Series A Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

ARTICLE 12.

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article 12 shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article 12 (including, without limitation, each portion of any sentence of this Article 12 containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

ARTICLE 13.

For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Certificate of Incorporation from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

* * *

IN WITNESS WHEREOF, the Corporation has caused this First Amended and Restated Certificate of Incorporation to be signed by Mike Ortega, its Chief Executive Officer and Secretary, on January 10, 2020.

PETZEY TECHNOLOGY, INC.

By: /s/ Mike Ortega
Name: Mike Ortega
Title: Chief Executive Officer

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "PETZEY TECHNOLOGY, INC.", FILED IN THIS OFFICE ON THE SIXTH DAY OF SEPTEMBER, A.D. 2017, AT 5:40 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

6534859 8100
SR# 20176043951

Authentication: 203181432
Date: 09-07-17

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:40 PM 09/06/2017
FILED 05:40 PM 09/06/2017
SR 20176043951 - File Number 6534859

CERTIFICATE OF INCORPORATION OF

PETZEY TECHNOLOGY, INC.

ARTICLE I

The name of the corporation is Petzey Technology, Inc. (the "**Company**").

ARTICLE II

The address of the Company's registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, Delaware 19808. The name of the registered agent at such address is Corporation Service Company.

ARTICLE III

The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time.

ARTICLE IV

This Company is authorized to issue one class of shares to be designated Common Stock. The total number of shares of Common Stock the Company has authority to issue is 10,000,000 with par value of $0.00001 per share.

ARTICLE V

The name and mailing address of the incorporator are as follows:

Michael Ortega
2921 Hidden Creek Lane
McKinney, TX 75070

ARTICLE VI

In furtherance and not in limitation of the powers conferred by statute, the board of directors of the Company is expressly authorized to make, alter, amend or repeal the bylaws of the Company.

ARTICLE VII

Elections of directors need not be by written ballot unless otherwise provided in the bylaws of the Company.

ARTICLE VIII

To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Neither any amendment nor repeal of this Article, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or claim accruing or arising or that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE IX

Subject to any provisions in the bylaws of the Company related to indemnification of directors or officers of the Company, the Company shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**") by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Company shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the Board.

The Company shall have the power to indemnify, to the extent permitted by the Delaware General Corporation Law, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Company who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

A right to indemnification or to advancement of expenses arising under a provision of this Certificate of Incorporation or a bylaw of the Company shall not be eliminated or impaired by an amendment to this Certificate of Incorporation or the bylaws of the Company after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

ARTICLE X

Except as provided in Article VIII and Article IX above, the Company reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

* * * *

[Remainder of page intentionally left blank.]

I, the undersigned, as the sole incorporator of the Company, have signed this Certificate of Incorporation on _SEPTEMBER 1_, 2017.



Michael Ortega
Incorporator